November 24, 2014

VIA EDGAR

Celeste M. Murphy, Esq.

Ajay Koduri, Esq.

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Fintech Acquisition Corp.
Draft Registration Statement on Form S-1
Originally Submitted on September 15, 2014
File No. 377-00783

Dear Ms. Murphy and Mr. Koduri:

This letter sets forth the responses of FinTech Acquisition Corp. (the “Company” or the “Registrant”) to the comments and requests for additional information of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 6, 2014 (the “Comment Letter”). For your convenience, the comments and requests for additional information provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter. The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request. Captions and page references herein correspond to those set forth in the Draft Registration Statement (the“Registration Statement”) that the Company confidentially submitted to the Commission concurrently with this correspondence. We are delivering to Ajay Koduri three (3) courtesy copies of the Registration Statement marked with the changes from the original submission.

General

1.	We note numerous blank spaces throughout the prospectus and have not filed certain exhibits. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

The Company’s respectfully acknowledge the Staff’s comment and will allow sufficient time for the Staff to review the revised Registration Statement and exhibits as necessary. The Company has filed various exhibits with the revised Registration Statement as requested and has provided the outstanding information in the Registration Statement to the extent possible at this time. The Company will file the remaining exhibits and provide any additional information as soon as possible

2.	Please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

FINRA has not yet confirmed that the amount of compensation to be paid to the underwriters in this offering is acceptable. Prior to effectiveness of the Registration Statement, the Company will provide the Staff with a copy of the letter informing the Company that FINRA has no objections.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, the Company is providing a copy of materials it has presented to investors in reliance on Section 5(d) of the Securities Act. Investors have not retained copies of these materials. The Company is providing these materials in paper format with an accompanying cover letter pursuant to Rule 418 under the Securities Act of 1933, as amended (the “Securities Act’). The Company will supplementally provide the Staff with copies of any other written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act. Similarly, the Company will supplementally provide the Staff with any research reports about the Company that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in this offering. To date, no such research reports exist.

4.	Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance’s “Current Issues and Rulemaking Projects Outline.”

The Company does not intend to include artwork in the Registration Statement and related prospectus.

2

Summary Financial Data, page 19

5.	Please remove the “As Adjusted” financial information from your summary financial data.

The Company respectfully acknowledges the Staff’s comment. The Company has presented the “As Adjusted” financial information in the summary financial data section because it believes that the presentation of its financial condition after giving effect to its initial public offering is significant. Although in a traditional initial public offering of an operating company it is possible that the effect of an initial public offering would not be significant, in this case, the financial position of the Company after giving effect to the initial public offering is significantly different from the current financial position of the Company. Specifically, the Company presently has no significant assets but will have significant assets with which to execute its business plan following the completion of the offering. In addition, the presentation of the “As Adjusted” financial information is consistent with the prospectuses of similarly situated specified purpose acquisition companies. Accordingly, the Company believes that the inclusion of the “As Adjusted” financial information is relevant and appropriate for inclusion in the summary financial data.

The Registrant hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact James J. McEntee at (610) 745-6923.

Sincerely,

/s/ James J. McEntee, III
James J. McEntee, III
Chief Financial Officer
FinTech Acquisition Corp.